90 Merrick Avenue, 9th Floor
East MEeadow, NY  11554
Phone: 516.296.7000 * Fax: 516.296.7111
www.certilmanbalin.com

FRED S. SKOLNIK
PARTNER
DIRECT DIAL 516.296.7048
fskolnik@certilmanbalin.com

November 10, 2011

United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC  20549

Re:           BioRestorative Therapies, Inc. (f/k/a Stem Cell Assurance, Inc.)
Amendment No. 2 to Form 10 Registration Statement
Filed September 6, 2011
File No. 0-54402

Ladies and Gentlemen:

We act as counsel for BioRestorative Therapies, Inc. (formerly known as Stem Cell Assurance, Inc.) (the “Company”).  We refer to the Staff’s letter dated October 6, 2011 to Mark Weinreb, Chief Executive Officer of the Company, with respect to Amendment No. 2 to the Company’s Form 10 Registration Statement filed with the Commission on September 6, 2011.  Mr. Weinreb has referred the Staff’s letter to us for a response.  In that regard, on behalf of the Company, we respond to the comments in the Staff’s letter with respect to the Form 10 as follows:

Overview, page 1

1.           Comment:  We note your response to comment one, relating to the Overview section, of our letter dated August 8, 2011, and we reissue it in part. Please revise either your Overview section or the various areas where you cross-reference to more detailed discussions of components of your business plan to clarify the impact the lack of funding would have on the timing and your ability to implement your business plan.

Response:  A more detailed discussion has been included in Item 1 with respect to the components of the Company’s business plan, including a prioritization as to the use of proceeds received.

Securities and Exchange Commission
November 10, 2011

Availability of Funds, page 41

2.           Comment:  We note your response to comment 8 of our letter dated August 8, 2011, and we reissue it. Please revise to disclose the material terms and conditions of all material debt financing on an individual basis. We note that your table on page 41 still aggregates the various notes and does not disclose the identity of the lenders, any conditions, covenants, or other provisions that may be material.

Response:  The Staff’s comment has been addressed.  The Staff is advised that all material provisions with respect to the debt financings have been disclosed.

Executive Compensation, page 50

3.           Comment:  We note your response to comment 12 of our letter dated August 8, 2011, and we reissue it. Since Ms. McConnell was issued shares of stock as part of her termination agreement, it appears that the grant date fair value of this award should be included in the summary compensation table. Please revise your summary compensation table accordingly.

Response:  The grant date fair value of the stock award has been included in the summary compensation table for Ms. McConnell.

Certain Relationships and Related Party Transactions, page 53

4.           Comment:  We note your response to comment 13 of our letter dated August 8, 2011, and we reissue it. Please revise to clarify Mr. Berger’s relationship with Stem Cell Research Company, LLC and why his termination agreement directed Stem Cell Research to receive $180,000 and why Stem Cell Research agreed to the voting proxy for its shares in connection with Mr. Berger’s termination. It is unclear why Mr. Berger is a party to your agreements with Stem Cell Research and why Stem Cell Research is a party to Mr. Berger’s termination agreement.

Response:  As indicated in the Form 10, the Company does not have any knowledge as to any control that Mr. Berger may currently exercise with respect to Stem Cell Research.  As disclosed, the Company has been advised that Ms. McConnell is the President and sole member of Stem Cell Research.  Mr. Berger and Stem Cell Research are parties to the Termination Agreement because they were both parties to the original employment agreement that was being terminated.  The Company followed Mr. Berger’s instructions as to the payment of the $180,000 to Stem Cell Research.  Stem Cell Research agreed to the voting proxy in consideration of the Company’s payment obligation to it.

Securities and Exchange Commission
November 10, 2011

If there are further comments or questions, please contact the undersigned at (516) 296-7048 (or fax: (516) 296-7111).

Very truly yours,

           /s/ Fred Skolnik

Fred Skolnik

FS/bh

Attachment

cc:           Mark Weinreb, CEO
BioRestorative Therapies, Inc.